EXHIBIT 12

LODGIAN, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

                                                            Successor                        Predecessor
                                                            ---------    --------------------------------------------------------
                                                             Nov 23 to   Jan 1 to
                                                              Dec 31,     Nov 22,
                                                               2002         2002       2001        2000        1999         1998
                                                               ----         ----       ----        ----        ----         ----
EARNINGS AVAILABLE FOR FIXED CHARGES:
Income before income taxes and extraordinary items         $  (9,294)  $  11,006   $(139,935)  $(116,678)  $ (73,037)  $  (5,242)
Plus total fixed charges before preferred stock dividends      3,445      32,369     120,329     120,143     116,946      46,724
Less capitalized interest                                       (149)       (365)       (861)       (747)     (8,428)     (2,661)


TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES                    (5,998)     43,009     (20,467)      2,718      35,481      38,821


FIXED CHARGES:
Interest expense                                               2,844      29,798      76,187      98,053      85,837      33,039
Capitalized interest                                             149         365         861         747       8,428       2,661
Amortization of debt issuance costs                              167          56      27,740       5,654       7,243       2,516
Interest portion of rent expense                                 285       2,149       2,671       3,276       2,213       2,033
Preferred stock dividends of subsidiary                         --          --        12,869      12,412      13,224       6,475


Total fixed charges before preferred stock dividends           3,445      32,369     120,329     120,143     116,946      46,724

Preferred stock dividends                                      1,510        --          --          --          --          --


TOTAL FIXED CHARGES AND PREFERRED STOCK DIVIDENDS              4,955      32,369     120,329     120,143     116,946      46,724


RATIO OF EARNINGS TO FIXED CHARGES                     [1]      --           1.3        --          --          --          --

DEFICIENCY IN EARNINGS REQUIRED TO COVER FIXED
   CHARGES AND PREFERRED STOCK DIVIDENDS                   $  10,953        --     $ 140,796   $ 117,425   $  81,465   $   7,903

[1]- The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and preferred stock dividends plus fixed charges before preferred stock dividends by the fixed charges. This ratio includes the earnings and fixed charges of the Company and its consolidated subsidiaries; fixed charges consist of interest and related charges on debt, preferred stock dividends and the portion of rentals for real and personal properties in an amount considered to be representative of the interest factor.